SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For February 6, 2017

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary
Tel: (852) 2605-5822    Fax: (852) 2691-1724
Email: albert@bonso.com
Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
 (Name, Telephone, email and/or fax number and address of Company Contact Person)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X      Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____            No      X

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation" or "Bonso"), will hold its Annual General Meeting of Shareholders at 10:00 a.m., local time, on March 17, 2017, at the factory of the Corporation's China subsidiary at Xincheng High-Tech Industrial Estate, Xinxing, Yunfu City, Guangdong Province, Peoples Republic of China, and any adjournments or postponements thereof (the "Meeting" or "Annual Meeting") for the following purposes:

1.
To elect the following six (6) persons to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Andrew So, Albert So, Kim Wah Chung, Woo Ping Fok and Henry F. Schlueter;

2.	To ratify the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2017; and

3.	To consider and act upon such other business as may properly come before the Meeting.

Only Shareholders of record at the close of business on February 3, 2017, are entitled to notice of and to vote at the Meeting.

Exhibits

99.1   Proxy Statement for the Annual Meeting of Shareholders to be held on March 17, 2017.

99.2    Notice to Shareholders, Ballot and Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

Date: March 13, 2017	By:	/s/ Albert So
Albert So, Chief Financial Officer and Secretary